Filed by TPB Acquisition Corporation I

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPB Acquisition Corporation I

Commission File No. 001-40732

Date: September 16, 2022

Below is a transcript of an excerpt of the September 16, 2022 episode of the “All-In with Chamath, Jason, Sacks & Friedberg” podcast discussing the proposed business combination of TPB Acquisition Corporation I and Lavoro Limited.

The podcast can be found in its entirety at the following link: https://www.youtube.com/watch?v=_UpczzfeAFA

Corporate Participants: David Friedberg

Jason Calacanis:

SPACs are back. I don’t know if you saw on the news, but Friedberg launched a SPAC.

Chamath Palihapitiya:

Way to go. No, no, no. He announced a target in a merger agreement.

Jason Calacanis:

Incredible.

Chamath Palihapitiya:

So now he goes into the de-SPAC process.

Jason Calacanis:

Now we have two out of four besties have SPAC-ed. Friedberg, you want to tell us about what you SPAC-ed?

David Friedberg:

Well, I mean, we announced that we’re merging The Production Board SPAC, which is TPB Acquisition Corp., with Lavoro, which is the largest agricultural inputs retailer in Brazil and operates across Latin America.

You know, we’ve got a good slide in the presentation that I think echoes some of the points I’ve talked about on our podcast here about the importance of having resiliency and redundancy in global food supply chains and increasing famine risk. So, we’ve got a slide that shows – for about 30 years, you know, we’ve reduced the number of people globally that have been undernourished down to about 600 million as of about three or four years ago. And in the last three years, we’ve seen that number spike back up to 800 million. Which, we thought we were done with global famine, and now, here we are, facing these issues again – climate change, the lockdown, supply chain disruption, the Ukraine war, and all the other geopolitical tension issues. So that’s been a big thesis of mine individually. You guys know, we’ve talked offline about some investments I’ve made and my strong interests in the area.

Brazil and Latin America is the largest ag export market in the world, so they produce calories for the rest of the world. And farmers there largely lag in terms of technology adoption. I’ve got a nice Brazilian farm as my background today, but technology adoption doesn’t look like it does in the U.S., is a huge opportunity to influence and drive productivity up in that region.

And so we partnered with the largest ag retailer. Ag retail is the local locations that work with farmers. They have these teams called agronomists. They meet with the farmers typically weekly, help them make decisions about what products to use, what to do, how to do it. And so with the footprint and the reach that they have, I think we can really drive up productivity per acre across the region, increase total global calorie production. And that’s why I’m so excited about it. Fundamentally, it’s also a great business – all the financials are presented in the investor presentation and will be published with the SEC here in the next couple days.

But, it’s a scaled business, it’s a profitable business, and it’s growing pretty significantly. So it’s got great tailwinds, it’s a great base business. But for me, there’s a huge opportunity to continue to drive what they’re—drive technology through the platform that they’ve built. And that’s why, you know, we’re also making a $100 million investment off our balance sheet into the company.

Jason Calacanis:

So that’s big skin in the game.

David Friedberg:

You know, we put two thirds of our, these founder promote shares. They’re, you know, they only vest if we can hit the stock price of $12.50 and $15 over the next three years, otherwise we lose them. So we’ve really tried to align ourselves as shareholders and really put our money where our mouth is on this and show people that, you know, that this is a real strategic partnership for us. It’s not just, you know, an investment that we intend to kind of, you know, hold for, for a short period of time. This is a key platform for me, for our TPB business, and for many of the companies that we operate at TPB.

So I’m super excited. It’s been a long time coming. It’s been a very hard process as Chamath can attest. And as we’ve all talked about, capital markets are very difficult right now. Getting a transaction announced is the first step. Now, there’s a bigger step of getting it closed. But, yeah, a lot of work, but I’m super excited about this.

Chamath Palihapitiya:

Congrats, huge milestone.

David Friedberg:

Yeah. Thanks for letting me talk about it.

Jason Calacanis:

Well, and the other thing I just want to double click on there, Chamath – this idea that two-thirds of the sponsor promote have to hit certain hurdles. I think that’s probably a pretty good thing for folks who maybe want to invest to just say: “Hey, yeah, this is great, there’s some alignment in how these shares get distributed.” Yes?

Chamath Palihapitiya:

I mean, I think it’s a good feature. I think that the thing with SPACs in general in a moment like this is that it actually performs better in periods of high volatility. And the reason is because, you know, you have this redemption feature, which essentially allows you to get back your basis. And so meanwhile, you know, while Friedberg was hunting for a deal or whatever, that cash, you know, that you’ve contributed into this SPAC, sits in a savings account that then actually is generating some, you know, reasonable interest as rates go up. So the whole combination of all of this stuff actually makes SPAC a pretty good risk-adjusted vehicle when the markets are highly volatile. Because if at any point you don’t like how you feel, even if you love the deal, you just vote to redeem, get your $10 back and effectively when the market, let’s say the market goes down 30% from here to March of next year when Friedberg’s deal closes. Well, an investor could theoretically just say: “You know what? I just want my $10 back.” Now, all of a sudden they’ve gotten zero. They’ve felt zero percentage of that drawdown. And that’s what’s so interesting about this structure in a moment like this. So, I think there’s a lot of really interesting features that SPACs in the future, I think, will have to incorporate in order to be a successful tool in the toolbox.

Jason Calacanis:

One thing I learned from, I guess, the Pattern Ag company that I think you incubated as well, or was that -

David Friedberg:

Yeah.

Jason Calacanis:

You incubated as well. Yeah.

David Friedberg:

And you, you guys invested through your LAUNCH platform.

Jason Calacanis:

Yeah. So we invested in the syndicate. Is that the way this retail works is we have farmers, but then there are these retailers, or these sales reps – I guess they call them in the industry – that service the farmers. And so -

David Friedberg:

That’s right.

Jason Calacanis:

That’s the farmers.

David Friedberg:

Yeah.

Jason Calacanis:

That’s exactly. Farmers don’t have this technology.

David Friedberg:

That’s right. They don’t know. How else is a farmer supposed to know what to buy and what to do? So ag retail – the local retail store – the people that work there are called agronomists. And so the agronomists are like technical sales people. They understand the science and the technology of farming. They understand what the farmers have done in the past. And then they partner with them to help them decide what to do going forward – what products to buy, how to use them, how to get the most out of their land. And so when new technology, when new ag technology comes to market, it’s the retailer that can influence the farmer to make a decision on making a switch or using a new tool or using some software, you know, to drive that decision. And so that’s why ag retail is so important and why it’s critical for any new technology to get adopted in farming. It has to go through retail. You know, there’s the big ag input companies – they’re the seed companies and the chemistry companies and the protection companies and the software companies – they all don’t sell direct to farmers typically; they’re going through these retailers. And so, yeah.

Chamath Palihapitiya:

Is there a version of Lavoro that’s been, that’s an American company that’s public or not?

David Freidberg:

Yeah, it’s called Nutrien. And so Nutrien owns CPS, which is the largest retail chain in the U.S., ag retail chain in the U.S. About, I think, 70/80% of Nutrien’s business is actually fertilizer production and then the rest is the retail business. That’s the key comp that we actually show in our financial presentation that we published yesterday.

Chamath Palihapitiya:

How has Nutrien done just as a public market? Do people understand sort of the value that it creates in the marketplace?

David Friedberg:

Yeah. So in the last year, as we’ve talked about on the show, companies that are in the fertilizer business are making money hand over fist because of the issues with the supply chain for natural gas, potash, and phosphates.

And so if you have access to supply like Nutrien does and various other fertilizer companies do, you are absolutely minting money this year. And so they’re having record earnings right now. And you know, people are kind of estimating that the fertilizer market will kind of reset. And as a result, these companies are overearning right now, which means that they’re getting low forward multiples.

But generally speaking, yeah, these businesses have done very well. And one of the, you know, I would say the U.S. is about 15 years ahead of Latin America. And remember Latin America produces and exports more calories than the U.S. And corn farmers in Brazil, for example, are only getting half the yield of corn farmers in America – a little more than half per acre, yield per acre. And the reason is the retailers in the U.S. are so sophisticated that they’re introducing services and they make a bunch of money selling services now. That wasn’t the case 20 years ago. So now they’re offering farmers advice using software and other kinds of custom, you know, soil testing services and what not. And that’s really changed agriculture. It has given farmers data that they didn’t have before and help them make better decisions using that data that didn’t exist before. And that’s really, you know, I would say concentrated in the U.S. that kind of sophisticated behavior. I think it’s really important we see it happen around the world now because we need to grow more food and we need to do it without expanding land and acreage and so on. And we need to do it more sustainably, which is another kind of key part of this.

Chamath Palihapitiya:

Did you worry a lot about, like the FX risk of, you know, all these inputs coming into Brazil, having to deal in local currency, then having to kind of get the revenues out into US dollars and all of that stuff – how did you think about that?

David Friedberg:

Yeah, it’s a good question. So when all ag commodities around the world, most commodities, right? They trade in dollars. And so, you know, if the dollar strengthens against the local currency – the real – the farmers actually make more money and the input companies charge more money in local currency. So basically the entire ag market. And around the world, commodity markets, generally speaking, inputs and outputs trade in dollars. And so if you’re a local business, you actually make more money when your local currency goes down and you’re willing to spend more money. And so businesses in a commodity – cyclical business – generally are currency hedged because of that; because they’re selling stuff in dollars, and then, as a result, the places that they’re buying stuff from charge them more in their local currency and they can still make a good spread. So, you know, there may be fluctuations in FX risk. But generally speaking, I think we see, and I’m just speaking generally here, not about this particular transaction. We generally see, and we saw this at Monsanto, so that’s a good example, all ag input companies, when the local currencies devalue in a market that they’re selling into, they charge more. And the farmers can afford to pay more because they’re making more selling their product into the markets.

Chamath Palihapitiya:

I think this company is super interesting. So, I’m rooting for you. It looks, it looks really cool and it seems like a very good entry valuation. Good margin of safety too.

David Friedberg:

Yeah.

Jason Calacanis:

$1.2 billion dollar valuation if I’m reading correctly here. So yeah, congratulations. Hard to get a deal done at this time. For people who don’t know, FX, foreign exchange, just trading one dollar or one currency for another.

Additional Information and Where to Find It

The proposed business combination will be submitted to shareholders of TPBAC for their consideration. Lavoro Limited (“Lavoro”) intends to file a registration statement on Form F-4 (the “Registration Statement”) with the US Securities and Exchange Commission (the “SEC”) which will include preliminary and definitive proxy statements to be distributed to TPBAC’s shareholders in connection with TPBAC’s solicitation for proxies for the vote by TPBAC’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, TPBAC will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. TPBAC’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with TPBAC’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about TPBAC, Lavoro and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by SPAC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to: TPB Acquisition Corporation I, 1 Letterman Drive, Suite A3-1, San Francisco, CA 94129.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

TPBAC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from TPBAC’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of TPBAC and information regarding their interests in the business combination is set forth in TPBAC’s registration statement on Form S-1 (Registration No. 333-253325) originally filed with the SEC on February 19, 2021. Additional information regarding the interests of such persons and other persons who may be deemed participants in the solicitation will be contained in the registration statement and the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the growth of Lavoro’s business and its ability to realize expected results, including with respect to its Pro Forma Revenue, Pro Forma Adjusted EBITDA, Enterprise Value and Net Debt; the viability of Lavoro’s growth strategy, including with respect to its ability to grow market share in Brazil, Latin America and globally, grow revenue from existing customers, and consummate acquisitions; opportunities, trends and developments in the agricultural input industry, including with respect to future financial performance in the industry; the size of Lavoro’s total addressable market; the expected benefits of the business combination; any indications of interest in the proposed PIPE financing; the satisfaction of closing conditions to any business combination and any related financing, the amount of redemption requests made by TPBAC’s public stockholders and the completion of the business combination, including the anticipated structure and closing date of the Business Combination and the use of the cash proceeds therefrom; anticipated management and directors of the resulting issuer; any anticipated shareholder approvals; and the pro forma ownership of the resulting issuer. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Lavoro’s and TPBAC’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPBAC.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that shareholder approval will not be obtained; the risk that the transaction may not be completed by TPBAC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by TPBAC; the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the shareholders of TPBAC; the lack of a third party valuation in determining whether or not to pursue the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the effect of the announcement or pendency of the proposed transaction on Lavoro’s business relationships, operating results, and business generally; risks that the proposed transaction disrupts current plans and operations of Lavoro and potential difficulties in employee retention as a result of the proposed transaction; the outcome of any legal proceedings that may be instituted against Lavoro, TPBAC or the combined company related to the Business Combination Agreement or the proposed transaction; the ability to maintain the listing of TPBAC’s securities on a national securities exchange; the price of TPBAC’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which TPBAC plans to operate or Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting TPBAC’s or Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; changes in domestic and foreign business, market, financial, political and legal conditions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries and other risks and uncertainties indicated from time to time in the final prospectus of TPBAC for its initial public offering and the proxy statement/prospectus to be filed by Lavoro relating to the proposed business combination or in the future, including those under “Risk Factors” therein, and in TPBAC’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPBAC nor Lavoro presently know or that TPBAC nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPBAC’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPBAC and Lavoro anticipate that subsequent events and developments will cause TPBAC’s or Lavoro’s assessments to change. However, while TPBAC and the TPBAC may elect to update these forward-looking statements at some point in the future, TPBAC and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPBAC’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication and/or other information does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication and/or other information relates to a potential financing through a private placement of common stock of a newly formed holding company to be issued in connection with the transaction. This communication shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended.